

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 23, 2010

Mr. James R. Buscemi
Chief Financial Officer
Hudson Technologies, Inc.
1 Blue Hill Plaza, Suite 1541
Pearl River, New York 10965

  RE: **Hudson Technologies, Inc.**
    Form 10-K for the Year Ended December 31, 2009
    Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
    September 30, 2010
    File No. 1-13412

Dear Mr. Buscemi:

  We have reviewed your response letter dated December 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.


Form 10-K for the Year Ended December 31, 2009

General

1. You have not provided the tandy language requested in our previous comment letter dated December 3, 2010. In this regard, please provide us with the following statements, in writing, as signed by the company, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

2. We have read your response to prior comment three. The disclosures suggested in the guidance we referred to in our prior comment are intended to be forward-looking so that, when it is reasonably likely that a covenant may not be met, readers know of that possibility and the surrounding circumstances prior to it actually having occurred and can see how close the covenant is to not being met. The suggested disclosures do not appear to have been provided either in advance of your covenant violation requiring a waiver in July 2009 or after the covenant was violated and a waiver was required, so readers still may not fully understand what caused the violation, exactly what the actual covenant amount or ratio is in each period presented (with a reconciliation to US GAAP amounts) and how that compares to the required covenant amount or ratio. They also may not fully understand the reasonable likelihood of the covenant violation recurring in future periods. In addition, it is not clear from your proposed disclosure whether you intend to provide the suggested disclosure in future filings related to the minimum Adjusted EBITDA and other material covenants. If not, why not for the minimum Adjusted EBITDA covenant, in light of your recent covenant non-compliance? If so, please show us what your proposed disclosures will look like. Also, since EBITDA is not defined in US GAAP, you should not imply that it is in your proposed disclosure.

Item 15. Exhibits, Financial Statement and Schedules, page 31

3. We note your response to prior comment six of our letter dated December 13, 2010. Please provide us supplementally with your analysis as to the materiality of the separate agreements with Linde affiliates and the strategic alliance agreement with EOS Climate, Inc. If you believe that the agreements are not material to your business, please consider including appropriate disclosure in your future filings to help investors place the importance of these agreements in context.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Pamela Long, Assistant Director at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief